Seward & Kissel LLP
1200 G Street, N.W.
Washington, D.C.  20005
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

April 27, 2010

VIA EDGAR

Mr. Christian T. Sandoe
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Javelin Exchange-Traded Trust – Dow Jones Islamic Market International Index Fund Post-Effective Amendment No. 2 File Nos. 333-156024 and 811-22125

Dear Mr. Sandoe:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the post-effective amendment to the registration statement filed on Form N-1A of the Fund referred above, as provided orally to the undersigned on April 14, 2010.  The Staff’s comments and our responses are discussed below.

Prospectus

Comment 1:	Shareholder Fees: Add disclosure regarding shareholder fees.

Response:	We have added the disclosure in response to this comment.

Comment 2:
Annual Fund Operating Expense Table:  Revise the format of the table in accordance with Item 3 of Form N-1A, insert fee waiver and/or expense reimbursement if applicable and delete footnote 1 unless fee waiver and/or expense reimbursement is disclosed as a line item in the table.

Response:	We have revised the disclosure in response to this comment.

Comment 3:	Portfolio Turnover: Insert an example in parenthesis for transaction-related costs.

Response:	We have revised the disclosure in response to this comment.

Mr. Christian Sandoe
April 27 2010

Comment 4:	Dow Jones Islamic Market International Titans 100 Indexsm: If the Index concentrates in any specific country securities, disclose such concentration.

Response:	The Index does not concentrate in any specific country securities.

Comment 5:	Management – Portfolio Managers: Delete the sentence, “The following table lists the persons responsible for day-to-day management of the Fund’s portfolio:”.

Response:	We have deleted the sentence in response to this comment.

Comment 6:
Purchase and Sale of Fund Shares:  Specify the number of shares that the Fund will issue (or redeem) in exchange for the deposit or delivery of basket assets and explain that individual fund shares may only be purchased and sold on a national exchange through a broker-dealer.

Response:	We have revised the disclosure in response to this comment.

Comment 7:
Important Additional Information About the Fund:  Delete the second paragraph discussing the Fund investments in forward foreign currency exchange contracts and foreign currency futures contracts unless derivative risk is added to the Fund’s principal risks section of the prospectus.

Response:	We have deleted the second paragraph referenced in the comment.

Comment 8:	Financial Intermediary Compensation: Add a section for financial intermediary compensation if applicable.

Response:
We have not added a section for financial intermediary compensation pursuant to Item 8 of Form N-1A, under which “[a] Fund may omit the statement if neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services”.

Comment 9:
Portfolio Managers and Members of the Investment Committee:  Disclose that there can be no assurances that the Fund’s exemptive relief application to the SEC for obtaining the right to engage or terminate a sub-adviser at any time and without shareholder vote would be granted.

Response:	We have revised the disclosure in response to this comment.

Statement of Additional Information

Comment 1:
Portfolio Holdings Information:  Describe any ongoing arrangements to make available information about the Fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements.

Response:	We have revised the disclosure in response to this comment.

Mr. Christian Sandoe
April 27 2010

We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact me at (202) 737-8833.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench

cc:           Brinton W. Frith
Javelin Exchange-Traded Trust.